SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]                        Form 40-F [    ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            [    ]                         No            [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date January 7, 2003	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Leading Brands, Inc. (the “Company”)
160 – 7400 River Road
Richmond BC V6X 1X6

Item 2.	Date of Material Change:

December 11, 2002

Item 3.	Press Release:

A press release announcing the material change was issued on December 11, 2002 for Canadian and U.S. distribution through Canadian Corporate News.

Item 4.	Summary of Material Change:

Leading Brands entered into a new co-packing agreement to provide significant new volume to its Edmonton plant.

Item 5.	Full Description of Material Change:

The Company has agreed to a new, multi-year contract with a major international beverage company to add new products and package sizes to the portfolio presently bottled for them.

This new agreement is expected to add an aggregate 1,500,000 incremental cases of annual production.

Item 6.	Reliance on Section 85(2) of the Act:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Senior Officer:

Ralph McRae, Chief Executive Officer
(604) 214-9722 (Ext. 238)

Item 9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia, this 11th day of December, 2002

Per: /s/ Ralph McRae
       Ralph McRae
       Chief Executive Officer

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Stan Altschuler/Len Panzer
Chairman and CEO	Investor Relations
Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	info@sgi-ir.com

LEADING BRANDS, INC. NORTH AMERICAN BOTTLING DIVISION ANNOUNCES:

NEW CO-PACKING AGREEMENT
WITH MAJOR BEVERAGE COMPANY
Anticipated Aggregate 1,500,000 Incremental Cases of Annual Production

VANCOUVER, CANADA, December 11, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated brand management company, announces that it has entered into a new co-packing agreement to provide significant new volume to its Edmonton plant.

The Company has agreed to a new, multi-year contract with a major international beverage company to add new products and package sizes to the portfolio presently bottled for them.

North American Bottling President Tim Dagg said: “We are very proud to expand our relationship with this customer, as well as finalize a multi-year contract with them. Under the terms of this arrangement we will add both new products and package sizes. With 1,500,000 new cases, we anticipate that this agreement will also be significantly accretive to earnings in 2003. This is the fourth new co-packing agreement we have entered into in the past three months, which is indicative of the growing demand for our specialized hot-fill packaging services.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSE:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody

Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2002 Leading Brands, Inc.

This news release is available at www.LBIX.com

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Derek Henrey	Stan Altschuler/Len Panzer
Chairman and CEO	Chief Financial Officer	Investor Relations
Leading Brands, Inc.	Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (604) 214-9722 Ext.313	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	Email: dhenrey@LBIX.com	Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES Q3 RESULTS

20% INCREASE IN REVENUE
FOR THE THIRD QUARTER

VANCOUVER, CANADA, December 27, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated premium beverage company, announces its financial results for the third quarter of its 2002 fiscal year ended February 28, 2003.

Revenue for the quarter ended November 30, 2002 rose to $16,996,000 Cdn ($10,791,000US) from $14,214,000Cdn ($8,926,000US) in the prior year, a gain of 20%. The net loss for the quarter was $668,000Cdn ($424,000US) or $0.05Cdn ($0.03US) per share versus net income of $86,000Cdn ($54,000US) or $0.01Cdn ($nil US) per share for the third quarter ending November 30, 2001.

Year to date revenues were $59,069,000Cdn ($37,782,000US), up from $51,368,000Cdn ($33,006,000US) last year. Net income for the nine months of the year was $1,614,000Cdn ($1,038,000US) versus $2,169,000Cdn ($1,404,000US) in the first three quarters of 2001.

The rise in quarterly revenue is almost equally attributable to increased revenue from co-pack customers and sales of TREK™ Optimized Performance Beverages™ in the United States. Profitability for the quarter was impacted by increased SG&A costs of expanding into the United States market and corresponding introductory promotional programs for the Company’s major new products.

Leading Brands Chairman & CEO Ralph D. McRae said: “Although overall pleased with our continued growth and evolution as a company, I am disappointed with our results for this quarter. The past three months saw a number of important developments at Leading Brands: the launch of Pez® 100% Juices™, the introduction of TREK™ NITRO™, the signing of four significant new bottling agreements comprising 5.5 million new cases of production for fiscal 2003, a landmark licensing and marketing arrangement with Trek Bicycle Corporation, new listings for both TREK™ and Pez® at a variety of chains, including 7-Eleven, Sunoco, Canada Safeway and Albertsons and new distribution across 25 US states.”

Mr. McRae continued: “Throughout the Summer and Fall we were gearing up to meet demand for TREK™. By the time our production capacity increased in November many new distributors pushed back launching to early 2003, rather than run into the year end Holidays. That slowed our expansion in the late Fall. With that issue now behind us, we are seeing increased demand in Q4, with more than 35 additional markets scheduled to come on line before the end of our fiscal year in February. As I reflect on the quarter, I believe that we have used that time to make a sound investment in our future.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2002 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)

# # #

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)
	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001

Sales	$16,995,918	$14,213,983	$59,068,751	$51,367,627

Expenses (Income)
Cost of sales	14,295,784	11,207,083	46,645,376	39,933,263
Operations, selling, general	3,255,199	2,133,909	10,630,537	7,141,772
& administration expenses
Depreciation and amortization	419,152	569,910	1,149,897	1,721,767
Interest expense	164,900	198,879	519,382	693,168
Other	(1,111)	17,716	(9,188)	(291,397)

	18,133,924	14,127,497	58,936,004	49,198,573

Net income (loss) before taxes	(1,138,006)	86,486	132,747	2,169,054
Income Taxes	(470,000)	-	(1,481,000)	-

Net income (loss) after income taxes	(668,006)	86,486	1,613,747	2,169,054

Deficit, beginning of period	(11,177,115)	(13,441,668)	(13,438,168)	(15,524,236)

Preferred Share Dividends	10,350	-	31,050	-

Deficit, end of period	(11,855,471)	(13,355,182)	(11,855,471)	(13,355,182)

EARNINGS PER SHARE
Basic	$(0.05)	$0.01	$0.12	$0.16
Fully diluted	$(0.05)	$0.01	$0.09	$0.15

Weighted average number of shares	13,635,015	13,558,878	13,590,442	13,606,377
outstanding

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)
	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001

Sales	$10,791,059	$8,926,139	$37,782,472	$33,005,847

Expenses (Income)
Cost of sales	9,076,688	7,037,857	29,829,874	25,653,897
Operations, selling, general	2,066,793	1,340,058	6,799,043	4,585,784
& administration expenses
Depreciation and amortization	266,128	357,894	734,603	1,105,050
Interest expense	104,699	124,893	331,967	445,432
Other	(706)	11,125	(5,840)	(187,908)

	11,513,602	8,871,827	37,689,647	31,602,255

Net income (loss) before taxes	(722,543)	54,312	92,825	1,403,592
Income Taxes	(298,412)	-	(945,579)	-

Net income (loss) after income taxes	(424,131)	54,312	1,038,404	1,403,592

Deficit, beginning of period	(7,955,095)	(9,389,591)	(9,404,297)	(10,738,871)

Preferred Share Dividends	6,571	-	19,905	-

Deficit, end of period	(8,385,797)	(9,335,279)	(8,385,798)	(9,335,279)

EARNINGS PER SHARE
Basic	$(0.03)	$-	$0.08	$0.10
Fully diluted	$(0.03)	$-	$0.06	$0.09

Weighted average number of shares	13,635,015	13,558,878	13,590,442	13,606,377
outstanding

# FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

**WHEN TO FILE:** Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

**HOW:**

**For Companies Reporting to Toronto Stock Exchange – Toronto Office:**
Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.ca

**For Companies Reporting to Toronto Stock Exchange – Montreal Office:**
Via fax to 514-788-2421 or via email to advisoryaffairs@tsx.ca

**QUESTIONS:**

**For Companies Reporting to Toronto Stock Exchange – Toronto Office:**
Email advisoryaffairs@tsx.ca or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company's name), as follows:

| Company Name | Phone |
|---|---|
| A – K | 416-947-4538 |
| L – Z | 416-947-4616 |

**For Companies Reporting to Toronto Stock Exchange – Montreal Office:**
Call 514-788-2451

**NOTE:** The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

Page 1 of 31

TORONTO STOCK EXCHANGE TSX

**FORM: 1** | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

## CHANGE IN OUTSTANDING AND RESERVED SECURITIES

| | ISSUED AND OUTSTANDING SHARE SUMMARY* | # of Shares | Balance |
|---|---|---|---|
| | **Issued and Outstanding – Opening Balance*** | **13,675,018** | |
| **ADD:** | Stock Options Exercised | | |
| | Share Purchase Plan | | |
| | Dividend Reinvestment Plan | | |
| | Exercise Warrants | | |
| | Private Placement | | |
| | Conversion of Preferred Shares | 788,626 | |
| | Other Issuance (provide description) | | |
| **SUBTRACT:** | Issuer Bid Purchase | | |
| | Redemption | | |
| | Other Cancellation (provide description) | | |
| | **Closing Issued and Outstanding Share Balance*** | | **14,463,644** |

**NOTE:** If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

| | RESERVED FOR SHARE COMPENSATION ARRANGEMENTS | # of Shares | Balance |
|---|---|---|---|
| **A.** | **Share Purchase Plans and / or Agreement(s)** | | |
| | NAME OF PROGRAM: | | |
| | **Opening Reserve for Share Purchase Plan / Agreement** | | |
| | Additional Shares Listed Pursuant to the Plan (ADD) | | |
| | Shares Issued from Treasury (SUBTRACT) | | |
| | **Closing Reserve for Share Purchase Plan** | | **Nil** |

| | | # of Shares | Balance |
|---|---|---|---|
| **B.** | **Dividend Reinvestment Plan (DRIP) — for shareholders** | | |
| | NAME OF PROGRAM: | | |
| | **Opening Reserve for Dividend Reinvestment Plan** | | |
| | Additional Shares Listed Pursuant to the Plan (ADD) | | |
| | Shares Issued (SUBTRACT) | | |
| | **Closing Reserve for Dividend Reinvestment Plan** | | **Nil** |

Page 2 of 31

TORONTO STOCK EXCHANGE TSX

**FORM: 1** | **Company Name:** **Stock Symbol:**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM:

| | |
|---|---|
| **Stock Options Outstanding — Opening Balance** | **3,693,019** |

Options Granted: (ADD)

| Date of Grant | Name of Optionee | Expiry Date | Exercise Price | # of Options Granted |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | **SUBTOTAL** | |

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

| Date of Exercise | Name of Optionee | Date of Grant | Exercise Price | Number |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | **SUBTOTAL** | |

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

| Date of Exercise / Canc. | Name of Optionee | Date of Grant | # Options Canc. | # Shares Issued* (based on SAR Value) |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | **SUBTOTAL** | |

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

| Date of Canc. / Term | Name of Optionee | Date of Grant | Expiry Date | Exercise Price | Number |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | **SUBTOTAL** | |

| | |
|---|---|
| **Stock Option Outstanding — Closing Balance** | **3,693,019** |

Page 3 of 31

TORONTO STOCK EXCHANGE TSX

**FORM: 1** | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

**D.** **Shares Reserved (for Stock Option Plan)**

| NAME OF PROGRAM: | # of Shares | Balance |
|---|---|---|
| Opening Share Reserve Balance at beginning of period | | 3,754,019 |
| Additional shares Listed Pursuant to the Plan (ADD) | | |
| Stock Options Exercised (SUBTRACT) | | |
| Stock Appreciation Rights (SUBTRACT) | | |
| **Closing Share Reserve Balance at end of period** | | **3,754,019** |

All information reported in this Form is for the month of December, 2002.

**Filed on behalf of the Company by:**
(please enter name and direct phone or email)

| | |
|---|---|
| **NAME** | Marilyn Kerzner |
| **PHONE / EMAIL** | 604-214-9722 (Ext.270) mkerz@Lbix.com |
| **DATE** | January 7, 2003 |

Page 4 of 31

TORONTO STOCK EXCHANGE TSX